Capay Mills

Balance Sheet
As of October 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Five Star Bank Business Account	0.00
Umpqua - Farming #7599	890.96
Umpqua - Milling #5485	6,012.20
Umpqua Money Market #6584	3,002.57
Total Bank Accounts	**$9,905.73**
Accounts Receivable	
Accounts Receivable	1,209.83
Total Accounts Receivable	**$1,209.83**
Other Current Assets	
Employee Advance	0.00
Uncategorized Asset	0.00
Undeposited Funds	2,206.66
Total Other Current Assets	**$2,206.66**
Total Current Assets	**$13,322.22**
Fixed Assets	
Accumulated Depreciation	-45,856.00
Building Improvements	8,975.52
Equipment and Machinery	70,839.17
Permanent Building Fixtures	10,640.00
Tenant Improvements	6,472.71
Vehicles	18,565.83
Total Fixed Assets	**$69,637.23**
TOTAL ASSETS	**$82,959.45**

Capay Mills

Balance Sheet

As of October 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Alaska Airlines Visa	0.00
Credit Card	0.00
Total Credit Cards	**$0.00**
Other Current Liabilities	
Loan Payable	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$0.00**
Long-Term Liabilities	
Note Payable - FNB	0.00
Notes Payable - Transit Van	7,656.91
Total Long-Term Liabilities	**$7,656.91**
Total Liabilities	**$7,656.91**
Equity	
Opening Balance Equity	0.00
Owner's Contributions	155,571.86
Owner's Draw	-40,207.53
Retained Earnings	-27,801.55
Net Income	-12,260.24
Total Equity	**$75,302.54**
TOTAL LIABILITIES AND EQUITY	**$82,959.45**

Note

UNAUDITED FOR INTERNAL USE ONLY